May 19, 2022

VIA EDGAR

Eric Envall

Sandra Hunter Berkheimer

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Re:          Forge Global Holdings, Inc.

Registration Statement on Form S-1

Filed April 19, 2022

File No. 333-264367

Dear Mr. Envall and Ms. Berkheimer:

This letter sets forth responses of Forge Global Holdings, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 9, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below in italics are the comments contained in the Staff’s Comment Letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 1”). Captions and page references herein correspond to those set forth in Amendment No. 1. Unless otherwise indicated, capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 1.

General

1.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares of common stock and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page (as per comments 2-4 below) and throughout the prospectus, including in the new section titled "Information Related to Offered Securities" beginning on page 9 of Amendment No. 1 and has included appropriate risk factor disclosure on pages 32 and 33 as requested.

Cover Page

2.	For each of the common shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such common shares and warrants.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included such disclosure on the cover page of Amendment No. 1 as requested.

3.	Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has disclosed such exercise prices on the cover page of Amendment No. 1 as requested. The Company advises the Staff that as the date hereof, all of the warrants are currently in the money, though the Company has included additional language to cover a scenario where warrants are out of the money in the new risk factor on page 37. The Company has added disclosure that cash proceeds associated with the exercises of the warrants and Former Employee Options are dependent on the stock price on the cover page and pages 8 and 39. The Company has considered the related impact on liquidity and has not changed its belief that its existing cash and cash equivalents as of March 31, 2022 are sufficient to meet the Company’s operating working capital and capital expenditure requirements for the foreseeable future. The Company has updated the disclosure on pages 84 and 85 to note that its ability to fund its operations is not dependent upon receipt of cash proceeds from the exercise of such securities.

4.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of Amendment No. 1 as requested.

Risk Factors, page 12

5.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included additional risk factors on pages 32 and 33 of Amendment No. 1 as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations Business Overview, page 66

6.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that as the date hereof, all of the warrants are currently in the money. The Company has considered the related impact on liquidity and has not changed its belief that its existing cash and cash equivalents as of March 31, 2022 are sufficient to meet the Company’s operating working capital and capital expenditure requirements for the foreseeable future. The Company has updated the disclosure on pages 84 and 85 to note that its ability to fund its operations is not dependent upon receipt of cash proceeds from the exercise of such securities.

7.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Paul Luc Robert Heyvaert and entities affiliated with Motive Partners and Deutsche Borse AG, collectively own over one-third of your outstanding shares and will be able to sell all of these shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on page 72 of Amendment No. 1 as requested.

We hope that the foregoing has been responsive to the Staff’s comments. If the Staff has any questions or comments regarding the foregoing, please contact Stuart Ogg of Goodwin Procter LLP by telephone at (650) 752-3295 or via email at SOgg@goodwinlaw.com.

Sincerely,

/s/ Kelly Rodriques
Chief Executive Officer